300 North LaSalle Street Chicago, Illinois 60654

Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 21, 2012

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Pamela A. Long

Asia Timmons-Pierce

Craig E. Slivka

Tracey Smith

Alfred Pavot

Re:                       Boise Cascade, L.L.C.
Registration Statement on Form S-1
Filed November 15, 2012
File No. 333-184964

Ladies and Gentlemen:

Boise Cascade, L.L.C., a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 12, 2012, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

General

1.              Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.

Response:

The Company has included the artwork and other graphics it will use in the prospectus in the Amendment.

2.              We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.

Response:

The Company acknowledges the Staff’s comment and confirms that it will include a price range in a future pre-effective amendment to the Registration Statement.  The Company will provide the Staff with sufficient time to review such amendment and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such price range.  In addition, when the Company includes the price range in a future pre-effective amendment such price range will be bona fide.

3.              We also note that you intend to provide several of your exhibits to your registration statement in your next amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

Response:

In response to the Staff’s comment, the Company has filed Exhibit 3.2 (Form of Amended and Restated Certificate of Incorporation of Boise Cascade Company), Exhibit 3.3 (Form of Amended and Restated Bylaws of Boise Cascade Company), and Exhibit 10.2 (Form of Director Nomination Agreement) with the Amendment.  The Company confirms that it will file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff with sufficient time to review them and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

4.              Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:

The Company acknowledges the Staff’s comment and confirms that it has made the appropriate changes to all applicable portions of the Registration Statement to properly address the Staff’s comments where examples have been provided by the Staff to illustrate a particular comment.

5.              Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:

The Company acknowledges the Staff’s comment and confirms that it will arrange to have FINRA call the Staff or provide the Staff with a copy of the “no objection” letter from FINRA before the Company requests that the Registration Statement become effective.

6.              Since you are anticipating the completion of multiple of transactions in connection with the IPO that will have a material impact on your future financial statements, please include pro forma financial statements prepared in accordance with Article 11 of Regulation S-X for the $225 million distribution to current owners, the issuance of $250 million senior subordinated notes, the repayment of $219.6 million of the senior subordinated notes, the change in corporate structure, the tax implications for the change corporate structure, and any other transaction expected to be completed in connection with the IPO. Please separately present the adjustments for the transactions that are not contingent upon the completion of the IPO from those adjustments from the IPO and those transactions that are contingent upon completion of the IPO. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance.

Response:

In response to the Staff’s comment, the Company has provided pro forma financial statements prepared in accordance with Article 11 of Regulation S-X beginning on page P-1 of the Amendment, immediately preceding the F pages.

Prospectus Cover Page

7.              Please remove the term “Joint Book-Running Managers” from the front cover of the prospectus, as this information is more appropriate for disclosure in the plan of distribution or the back cover page.

Response:

In response to the Staff’s comment, the Company has revised the cover page of the prospectus.

Prospectus Summary, page 1

8.              Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. As currently disclosed, the summary appears lengthy and repeats much of the information fully discussed in the business section. Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language and please revise accordingly. See Instruction to Item 503(a) to Regulation S-K.

Response:

In response to the Staff’s comment, the Company has shortened the Prospectus Summary section considerably to highlight those aspects of the offering and the Company that are most significant.

9.              Please clarify how many manufacturing facilities you have. We note your disclosure in some places that you have 18 manufacturing facilities and in other places 17 manufacturing facilities. Please revise accordingly.

Response:

The Company confirms that it operates a total of 18 manufacturing facilities consisting of 17 wood products manufacturing facilities (under its Wood Products segment) and one truss manufacturing plant (under its Building Materials Distribution segment).  The Company references 18 manufacturing facilities in disclosures relating to its consolidated operations and 17 manufacturing facilities in disclosures relating to its Wood Products segment. The Company believes the disclosure set forth in the Amendment is accurate.

10.       Please disclose here that at September 30, 2012 and December 31, 2011, the receivables from a single customer accounted for approximately 15% and 14%, respectively, of total receivables and that one customer constituted 11% of sales during the LTM period. Further, elsewhere in the prospectus, please discuss in greater detail your dependence on one or a few major customers.

Response:

In connection with the Company’s revision of the Prospectus Summary in response to comment 8, the Company deleted the sentence referenced by the Staff.  In response to the Staff’s comment, the Company expanded the disclosure on pages 16 and 81 regarding customer concentration.

11.       Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide. Where such information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable. We note the following examples:

•                  “Our Wood Products segment is the second largest manufacturer of EWP and plywood in North America…” pages 2 and 65

•                  “We are one of the leading manufacturers in the North American wood products industry.” pages 5 and 69

•                  “We are the second largest producer of EWP and plywood in North America and we are the largest producer of plywood in the Western United States.” page 69

•                  “We are one of the largest national stocking wholesale distributors of building materials in the United States…” pages 3, 5, 66 and 69

•                  “We operate the two largest EWP facilities in North America.” pages 6 and 69

Response:

In response to the Staff’s comment, the Company is supplementally providing the Staff with copies of the relevant pages from (i) the Resource Information Systems, Inc.’s North American Wood Panels and Engineered Wood Products 2012 Capacity Report, (ii) the Resource Information Systems, Inc.’s Cornerstone (Q1-2012) — Cash Cost Curve Report, (iii) the Home Channel News’ Top 100 Distributor Scoreboard for 2012 and (iv) Random Lengths Publication, Inc.’s 2012 Big Book, together with the copy of this letter that is being transmitted by hand delivery, clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in the Amendment.

In addition, the Company has revised its disclosure on pages 1 through 4, 67, 68, 69 and 72 of the Amendment to disclose the sources from which the relevant information is derived.  The Company has also revised its disclosure on pages 3 and 72 of the Amendment with respect to the Company’s position as “one of the leading manufacturers in the North American wood products industry.” The Company advises the Staff that such statement is based on the fact that the Company is the second largest producer of EWP and plywood in North America. The Company is supplementally providing the Staff with copies of the source of such statement as explained above.

Finally, the Company has revised its disclosure on page 28 of the Amendment to include the date of the sources cited throughout the Amendment and to confirm that the information represents the most recently available data and, therefore, remains reliable.

Our Company, page 1

12.       Please revise your presentation of EBITDA for each period presented to disclose net income (loss) for the corresponding period with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 67 of the Amendment. The Company respectfully advises the Staff that it has not added segment net income in places where segment EBITDA is disclosed because interest and taxes are not allocated to its segments.  The Company has already included segment income before interest and taxes in addition to segment EBITDA.  The Company also respectfully notes that segment EBITDA is the primary measure used by its chief operating decision maker to evaluate segment performance, as disclosed on pages 76, 79 and 80 of the Amendment and in note 14 to its audited financial statements.

Our Competitive Strengths, page 5

13.       Please ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather than simply a generalized listing of risk factors at the end of this section.

Response:

In response to the Staff’s comment, the Company has added to and revised its disclosure on pages 6 and 7 of the Amendment.  The Company respectfully submits that the items listed under “Risk Factors” in the Prospectus Summary, as revised, balance the competitive strengths included in the Prospectus Summary and are not simply a generalized listing of risk factors.  In addition, the summary of “Risk Factors” in the Prospectus Summary has equal prominence as the Company’s competitive strengths.  The Company also has added disclosure on pages 15, 16 and 19 of the Amendment to provide further information to investors to balance the information included in the Company’s competitive strengths.  The Company respectfully submits that the disclosure in the Prospectus Summary, as revised, and the additional detail added in the “Risk Factors” section of the Amendment is both appropriate and balanced.

Risks Relating to our Business, page 15
We are subject to environmental regulation and environmental…, page 18

14.       We note your disclosure on page 79 that OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations to you for hazardous substance releases and other environmental violations. We also note your disclosure on page 79 that Boise Inc. may not have sufficient funds to discharge its obligations to you or to indemnify you from third-party claims arising out of any such failure. Please consider disclosing this information in your Risk Factors section.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 17 of the Amendment to include the requested disclosure.

Labor disruptions or increased labor costs could adversely affect our business, page 18

15.       Please disclose any labor disruptions and associated costs that have occurred in the past so that investors can better understand the magnitude of this risk.

Response:

The Company respectfully advises the Staff that it has not suffered a material labor disruption since the Company was formed in 2004.  The Company experienced a two-day strike at its Alljoist facility in Canada in July 2008, which resulted in approximately $48,000 of strike-related costs.  Because this event is not material, the Company has not disclosed this event in the related risk factor.

Should the markets for our products deteriorate or should we decide…, page 19

16.       We note the second sentence merely recites the risk factor heading. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the relevant risk factor on page 18 of the Amendment.

We may be unable to attract and retain key management and other key employees, page 19

17.       This risk factor appears to be generic and applicable to any company, industry or offering. Please provide more specificity as to the potential impact such events would have on your operations.

Response:

In response to the Staff’s comment, the Company has revised the relevant risk factor on page 19 of the Amendment.

Market and Industry Data, page 29

18.       We note your statement that indicates you have not independently verified the market and industry data from third-party sources. Please note that you are responsible for the entire content of the registration statement. Accordingly, please remove this disclaimer from your disclosure.

Response:

In response to the Staff’s comment, the Company has removed the disclaimer on page 28 of the Amendment.

19.       Please tell us supplementally whether any of the third party information was prepared for you or for use in this prospectus.

Response:

The Company supplementally advises the Staff that no third party information was prepared for the Company for use in the Registration Statement.

Selected Historical Consolidated Financial Data, page 36

20.       Please consistently order numerical data presented in tabular and narrative format throughout your document. Please refer to SAB Topic 11:E for guidance.

Response:

In response to the Staff’s comment, the Company has reordered the numerical information in its audited and unaudited financial statements set forth in the F pages to the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of …, page 39

Overview, page 39

21.       Please expand upon your Commodity Nature of Our Products section to state how and the degree to which each of the factors discussed impacted each period presented.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 40 of the Amendment.

22.       For each raw material that is a commodity and is material to materials, labor and other operating expenses, please disclose the spot price for the periods presented. Please refer to Item 303(a)(3)(iv) of Regulation S-K for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 40 through 42 of the Amendment. The Company respectfully advises the Staff that its principal raw material is wood fiber, which accounted for approximately 38% of the aggregate amount of materials, labor and other operating expenses for its Wood Products segment in 2011. Timber comprises over 80% of the Company’s wood fiber costs and the Company satisfies its timber requirement through a combination of purchases under supply agreements, open market purchases and purchases pursuant to contracts awarded under public timber auctions. Because an indexed market does not exist for timber and the prices that are paid by the Company are generally negotiated or determined under auction, the Company has disclosed in the Amendment the changes in its average per-unit log costs for each period presented.

In addition, the Company has disclosed average weekly OSB composite prices for the years 2009 through 2011, and the nine months ended September 30, 2012, which it believes to be representative of the change in spot prices.

Finally, the Company respectfully advises the Staff that there is no spot price for glues and resins and the Company does not consider the fluctuations in their prices to have a material impact on its results of operations.

General Economic and Industry Conditions Affecting Demand, page 40

23.       As an example of the advantages of your product line diversification, you reference the increase in repair and remodeling over the past ten years. Please explain the significance of highlighting this particular multi-year period and how it will impact your business going forward.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amendment to delete the reference to the ten-year period and has added disclosure to explain the significance of sales for repair and remodeling projects.

Availability and Affordability of Raw Materials, page 41

24.       We note your disclosure on pages 41 and 75 that foreign demand for log exports, particularly from China, increased costs in 2010 and 2011. Please disclose if you anticipate that the foreign demand will continue at the same level or increase.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 14, 42 and 78 of the Amendment.

25.       We note your disclosure that in 2011, approximately 43% of your timber was supplied pursuant to a series of fiber supply agreements originally entered into with Forest Capital. Please disclose the term length for each of these agreements, how these agreements may be terminated, and other material terms of these agreements.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 77 of the Amendment.

26.       Please consider including a risk factor describing risks that the company may face if the rights under the fiber supply agreements or any other raw material supply agreement were to expire or to be terminated. Please also clarify the degree of difficulty you may have in obtaining alternate sources of supply and identify all principal suppliers.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 14 and 15 of the Amendment.

Operating Results, page 42

27.       Please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through attributed to the increase or decrease in sales, materials, labor and other operating expenses, and income (loss) from operations. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income (loss) from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 44 through 50 of the Amendment.

28.       Please provide a more comprehensive discussion and analysis of the material factors contributing to the material decrease in materials, labor and other operating expenses as a percentage of sales. This discussion and analysis should indicate the extent to which management believes this will be a continuing trend. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 42, 45, 47 and 50 of the Amendment.

29.       We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 44 that the $23.6 million increase in selling and distribution costs was primarily due to increased compensation and benefit costs, including performance-based incentive costs, as well as higher transportation costs. Please tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Response:

In response to the Staff’s comment, after reviewing the fluctuations in each financial statement line item in the table under “Our Operating Results,” the Company revised its disclosure to include the drivers of the material changes. The Company has added additional quantification of material changes to selling and distribution costs and materials, labor and other operating expenses on pages 45 through 50 of the Amendment.

Taxation, page 50

30.       We note your disclosure that following your conversion to a corporation, your effective tax rate is expected to be higher than in historical periods based on U.S. federal and state income tax rates applicable to a corporation and because you will not be able to utilize the net operating losses incurred while you were a limited liability company. Please discuss in greater detail the tax consequences of the conversion of the company from a limited liability company into a corporation. Please quantify the tax rate increase and potential net operating losses that you will not be able to utilize as a result of the conversion.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 37, 51 and 52, and added disclosure on pages P-5 and P-6 of the Amendment.

Liquidity and Capital Resources, page 50

31.       Please revise your disclosure to clarify that the $259.4 million of unused borrowing capacity is without violating any debt covenants.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 52 of the Amendment.

Sources and Uses of Cash, page 51

32.       Please expand your disclosure to include a discussion and analysis of your pension obligations in light of your disclosure on page 17 in which you note that you anticipate significant future funding obligations. We further note from BC Holdings fiscal year 2010 Form 10-K that your compensation and benefits obligation, which primarily consists of your pension obligation, increased by 63.8% during fiscal year 2011. Based on your disclosures in Note 11, it appears that the largest contributing factors are the actuarial losses for fiscal year 2011 and the minimal increase in the actual return on plan assets for fiscal year 2011. On page F-60, you note that the actuarial losses were due to decreases in the discount rate assumptions. Please ensure your discussion and analysis provides investors with an understanding of the material factors impacting your pension obligations and how changes in those factors could impact your obligations in the future. Finally, please provide investors with a discussion about your intentions for funding your pension obligations. Please refer to your disclosures on page F-66.

Response:

In response to the Staff’s comment, the Company has added relevant disclosure on pages 52 and 53 of the Amendment.  In addition, in the table under “Contractual Obligations” on page 59 of the Amendment, the Company has replaced the line item “Compensation and benefits” with “Compensation and benefits, including pension funding obligations.”

Critical Accounting Estimates, page 59
Pensions, page 60

33.       Please expand your disclosures for your asset return assumptions to explain why the actual rate of return on plan assets declined from 16% for fiscal year 2010 to 1% for fiscal year 2011.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 63 of the Amendment.

Business, page 64
Wood Products, page 72

34.       We note your presentation of segment sales, segment income (loss), segment depreciation and amortization, and segment EBITDA on a consolidated basis for each of the five years ended December 31, 2011, the nine-months ended September 30, 2012 and September 30, 2011, and the twelve-months ended September 30, 2012. Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 76, 79 and 80 of the Amendment.

Competition, page 78

35.       We note your disclosure that some of your competitors are larger than you are and have greater financial resources, which may afford those competitors greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement. Please quantify the number of your competitors and identify your most significant ones by name, specifying which ones are local, regional and national competitors. Further, address this aspect of your competitive position when discussing the advantages you note in the business strategy and competitive strength sections.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 7, 72, 81 and 82 of the Amendment.

Properties, page 81

36.       Please disclose whether your lease agreements may be terminated earlier than the expiration dates. Please also disclose whether any of your leases will be up for renewal in the next 12 months. Please refer to Instruction 1 to Item 102 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 84 of the Amendment.

Use of Market Data to Determine Amount and Allocation of Compensation, page 92

37.       Please disclose how you compare with the listed peer group companies in terms of assets, revenues, number of employees, corporate performance, and similar characteristics.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 95 and 96 of the Amendment.  The Company respectfully advises the Staff that Frederic W. Cook & Co.’s analysis of the Company’s compensation package considered the following factors with respect to the Company and the peer companies included in the analysis: EBITDA, market capitalization, enterprise value and one-year and three-year annualized shareholder returns, and concluded that the Company’s enterprise value and estimated market capitalization were generally in the median range.  Frederic W. Cook & Co.’s analysis did not compare assets or number of employees.

38.       Please tell us whether Frederic Cook or its affiliates provided additional services to you in excess of $120,000 during your last completed fiscal year. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Response:

The Company respectfully advises the Staff that neither Frederic W. Cook & Co. nor any of its affiliates provided services to the Company for which it received compensation in excess of $120,000 during the Company’s fiscal year ended December 31, 2011.

39.       Please describe the role executive officers have in determining or recommending the amount or form of executive and director compensation. See Item 407(e)(3)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 96 of the Amendment.  The Company respectfully advises the Staff that, in 2011, the compensation committee determined not to make any change in executive compensation based on the analysis of Frederic W. Cook & Co.  Management did not participate in that decision.  The Company’s Chief Executive Officer makes recommendations to the compensation committee with respect to performance targets for the Company’s short-term incentive and performance plan and long-term incentive and performance plan. All decisions with respect to such targets are approved by the compensation committee. Management does not participate in setting director compensation.

Summary Compensation Table, page 107

40.       We note the total 2011 Other Compensation for John Sahlberg is listed as $35,786 on the Summary Compensation Table. However, in footnote 5 for the breakdown for each of the costs in the Other Compensation Column the sum of the total costs is actually $41,229 and not $35,786. Please reconcile any discrepancies.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the summary compensation table on page 110 of the Amendment under the “All Other

Compensation” column to reflect total “other compensation” of $41,229 for Mr. Sahlberg.

Certain Relations and Related Party Transactions, page 123

41.       We note your disclosure on page F-16 that transactions with Louisiana Timber Procurement Company, L.L.C. represented the only significant related-party activity recorded in your consolidated financial statements. If appropriate, please disclose any such related party transaction with Louisiana Timber Procurement Company, L.L.C. in the Certain Relations and Related Party Transactions section of your prospectus.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that disclosure of the transactions with Louisiana Timber Procurement Company, L.L.C. is required pursuant to Item 404 of Regulation S-K.  As described on page F-16 of the Amendment, Louisiana Timber Procurement Company, L.L.C. is an unconsolidated (50% owned) entity.  Because it is not a “related person” as defined in Instruction 1 to Item 404(a) of Regulation S-K, no disclosure is required.

Corporate Opportunity, page 129

42.       We note your disclosure that Messrs. Mencoff, Norton and Soueleles, who are officers or employees of Madison Dearborn, serve on your board of directors. We also note your disclosure that under the terms of your amended and restated certificate of incorporation Madison Dearborn and its representatives will not be required to offer any transaction opportunity of which they become aware to you and may take any such opportunity for themselves or offer it other companies in which they have an investment. Please tell us if Messrs. Carlile, McDougall, McGowan and Norton would be considered representatives of Madison Dearborn under your amended and restated certificate of incorporation, thus entitling them to take advantage of any such corporate opportunity of which they become aware.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that none of Messrs. Carlile, McDougall or McGowan would be covered by the waiver of corporate opportunity set forth in the Company’s amended and restated certificate of incorporation.  The Company has clarified the disclosure set forth on page 132 of the Amendment.  The Company also advises the Staff that Mr. Norton, as an employee of Madison Dearborn, would be covered by the waiver of corporate opportunity set forth in the Company’s amended and restated certificate of incorporation.

43.       Please disclose each director and executive ownership interest in Madison Dearborn or its affiliates.

Response:

The Company respectfully advises the Staff that it has determined beneficial ownership by reference to Rule 13d-3 under the Exchange Act, which includes voting or dispositive power with respect to the securities.  The Company does not believe that disclosure of any particular officer’s or director’s holdings in Madison Dearborn Capital Partners IV, L.P. is material or required by Item 403 of Regulation S-K, as none of the Company’s officers or directors would be deemed to have beneficial ownership of the shares held by Boise Cascade Holdings, L.L.C. The Company’s disclosure does supplementally indicate those officers and directors that are investors in Madison Dearborn Capital Partners IV, L.P. and who would therefore have an indirect pecuniary interest as limited partners of such entity or as limited partners of the fund’s general partner.

Requirements for Amendments to our Amended and Restated Certificate …, page 131

44.       Please provide a description of the Articles that may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of your outstanding shares of capital stock and disclose whether such supermajority requirements will only exist if BC Holdings holds a certain percentage of the company’s shares of common stock.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 134 of the Amendment.

Lock-Up Agreements, page 133

45.       Please describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by any of your executive officers, directors and certain of your stockholders before the lock-up period’s expiration.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. (the “Representatives”) have advised the Company that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the discretion of the Representatives. The Representatives have advised the Company that when determining whether or not to release shares from lock-up agreements, the Representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at such time.

46.       Please disclose how many shares are subject to the lock-up.

In response to the Staff’s comment, the Company revised its disclosure on page 136 of the Amendment and respectfully advises the Staff that Boise Cascade Holdings, L.L.C. is the Company’s only member and, upon conversion of the Company to a corporation, it will own all of the Company’s pre-offering shares. Therefore, all of the Company’s pre-offering shares will be subject to the lock-up.

Index to Consolidated Financial Statements, page F-1

47.       We note your statements that the L.L.C. will convert to a Delaware corporation prior to the effectiveness of the Form S-1, which will result in an equity restructuring. Please revise your disclosures throughout the filing to explain the mechanism you intend to use to complete this equity restructuring. Also, please tell us what consideration you have given to the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and ASC 260-10-55-12 — 55-14 for the presentation of earnings per share, since the equity restructuring will occur prior to effectiveness of the Form S-1. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only “draft” reports can be presented due to a pending future event, your auditors should include a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors’ reports would need to be included in the filing prior to effectiveness. Refer to Rule 2-02 of Regulation S-X for guidance.

Response:

In response to the Staff’s comment, the Company has considered the guidance in ASC 505-10-S99-4 and ASC 260-10-55-12 — 55-14, and has revised and added disclosure throughout the Amendment to give retroactive effect to the change in the Company’s equity structure.  In addition, KPMG LLP, the Company’s independent registered public accounting firm has revised its audit report appearing on page F-34 of the Amendment and has included a preface to their draft report as requested in the Staff’s comment.  The Company confirms that it has been advised by KPMG LLP that it will provide a signed, dated and unrestricted auditor’s report in a future pre-effective amendment to the Registration Statement.

Pro Forma Information (unaudited), page F-31

48.       Please revise your pro forma balance sheet presentation to reflect the distribution accrual without giving effect to the offering proceeds alongside the most recently presented historical balance sheet in the filing. Please remove all other adjustments in the pro forma presentation alongside the historical balance sheet. Please refer to SAB Topic 1:B.3 for guidance.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-4, F-5 and F-32 of the Amendment. The Company respectfully advises the Staff that in addition to reflecting the distribution accrual, the pro forma balance sheet presentation reflects the tax impact of the Company’s conversion from a limited liability company to a corporation in accordance with section 3410 of the Financial Reporting Manual prepared by the staff of the Division of Corporation Finance.

49.       Please supplement your disclosure regarding the tax implications of changing your entity structure to that of a corporation to provide investors with a table presentation of the calculation of the tax provision for the change to a taxable entity for all periods presented in the Form S-1. This disclosure will allow investors to better understand the components that results in no additional taxes. This disclosure may be made in the footnotes to your financial statements or within MD&A.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 11, 37, 51 and 52 of the Amendment and has provided the requested tables on pages F-31 and F-89 of the Amendment.

Consolidated Statements of Income (Loss), page F-34

50.       As you have reported losses, please revise the title of this financial statement to Statement of Operations for your annual and interim periods presented.

Response:

In response to the Staff’s comment, the Company has replaced all references to “Statement of Income (Loss)” with “Statement of Operations” or similar relevant references throughout the Amendment.

51.       We note that you do not allocate depreciation and amortization to materials, labor and other operating expenses. Please revise your presentation on the face of this financial statement and throughout the filing to comply with SAB Topic 11:B.

Response:

In response to the Staff’s comment, the Company has replaced the line item “materials, labor, and other operating expenses” with “materials, labor, and other operating expenses (excluding depreciation)” throughout the Amendment.

52.       Please revise your presentation to include basic and diluted per share information for each period presented in your annual and interim financial statements. Please refer to ASC 260-10-15-2 for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 9, 10, 35, 36, P-3, P-4, F-2 and F-35 of the Amendment.

Nature of Operations and Basis of Presentation, page F-40

53.       Please revise your disclosures regarding the sale of the Paper and Packaging & Newsprint assets to disclose the fair value of the cash and securities you received. Please also disclose the business purpose of distributing the securities received from the transaction to BC Holdings, and why BC Holdings transferred the proceeds from the subsequent sale of the securities to you. Finally, please disclose how you accounted for these transactions in your consolidated financial statements.

Response:

In response to the Staff’s comment, the Company has revised and added disclosure on page F-42 of the Amendment.

Summary of Significant Accounting Policies, page F-41
General

54.       Please include your accounting policy for determining the functional currency of your foreign subsidiaries, for remeasuring transactions in foreign currencies, and for translation adjustments into the reporting currency. Please refer to ASC 830-10-45 and ASC 830-10-55 for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on page F-45 of the Amendment.

55.       Please include your accounting policy for evaluating whether your leases meet the definition of operating leases or capital leases. Please refer to ASC 840-20 and ASC 840-30 for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages F-8 and F-45 of the Amendment.

56.       Please provide disclosures regarding your subsequent events for your annual and interim financial statements. Please refer to ASC 855-10-50-1 — 50-3 for guidance.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages F-32, F-33, F-89 and F-90 of the Amendment.

Revenue Recognition, page F-41

57.       Please expand your accounting policy to clarify why you recognize shipping and handling costs for the Wood Products segment are recognized in Materials, labor and other operating expenses, whereas shipping and handling costs for the Building Materials Distribution segment are recognized in Selling and distribution expenses.

Response:

In response to the Staff’s comment, the Company has added disclosure on page F-43 of the Amendment.

Inventory Valuation, page F-44

58.       Please separately present finished goods from work in process. Please refer to Article 5-02.6(a) of Regulation S-X for guidance.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-9 and F-46 of the Amendment.  The Company also respectfully advises the Staff that its work in process did not exceed $3.5 million in any period presented in the Amendment, which amount the Company does not deem to be material.

Fair Value, page F-43

59.       Please provide the disclosures required by ASC 820-10-50 for fair value measurements on a nonrecurring basis for all periods presented.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages F-10 and F-47 of the Amendment.

Property and Equipment, page F-44

60.       Please breakout the buildings and improvements and machinery and equipment line items into smaller and more meaningful components, as the useful lives for these two line items are very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, please separately discuss the types of assets that fall in each part of the range.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-9 and F-46 of the Amendment.

11. Retirement and Benefit Plans, page F-58

61.       Please expand your disclosures for the multiemployer health and welfare plan to provide the disclosures required by ASC 715-80-50-11 for each period presented.

Response:

In response to the Staff’s comment, the Company has added disclosure on page F-61 of the Amendment.

62.       Please expand your disclosures on page F-66 to state the carrying value of the company-owned real property you contributed to the pension plans.

Response:

In response to the Staff’s comment, the Company has added disclosure on page F-67 of the Amendment.

63.       We note that you contributed $8.2 million in cash to the pension plans. Please disclose the portion that represents lease payments for the company-owned real property contributed to the pension plans.

Response:

In response to the Staff’s comment, the Company has added disclosure on page F-68 of the Amendment.

16. Consolidating Guarantor and Nonguarantor Financial Information, page F-77

64.       Please revise your disclosures regarding the guarantees of the guarantor subsidiaries to provide all of the disclosures required by Article 3-10(i)(8) of Regulation S-X. Please also clarify that the co-issuer subsidiary is 100% owned. Otherwise, please address the guidance in Article 3-10(i)(6) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages F-20 and F-78 of the Amendment.

65.       We note that you have not recognized any intercompany receivables and/or payables between the Parent and the guarantor and non-guarantor subsidiaries for any of the consolidating balance sheets presented. We further note that you have recognized cash flows due to (from) affiliates within the financing activities section of the consolidating statements of cash flows for each period presented. As such, please also provide us with disaggregated intercompany accounts that distinguish between equity investments, intercompany loans, and any intercompany receivables/payables generated by transactions involving the transfer of goods and services for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for each balance sheet period presented. Please classify the intercompany accounts between current and long-term and explain to us how you determined the classifications. In the absence of any long-term intercompany loan agreements, any valid intercompany receivable and payable should be classified as current and not be aggregated with the non-current equity investment account. Please refer to Articles 3-10(i)(1), 4-08(k), 5-02.3, 5-02.19, and 10-01(a)(2) of Regulation S-X for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Boise Cascade, L.L.C. (the parent company) maintains a centralized cash function for all of its subsidiaries. All receipts and disbursements for the consolidated entity are handled through the parent company. When the parent company collects a receipt or makes a disbursement through the centralized cash function on behalf of a subsidiary (whether guarantor or non-guarantor), the parent company’s equity investment in the subsidiary account is increased or decreased as appropriate and the subsidiary’s equity account is correspondingly increased or decreased.  In addition, all cash receipts collected and disbursements made on behalf of the guarantor subsidiaries and non-guarantor subsidiaries are recognized as cash flows due to (from) affiliates within the financing activities section of the consolidating statements of cash flows for each period presented.    Aside from these receipts and disbursements handled by the parent company as part of the centralized cash function, there are no other significant transfers of goods or services between the parent company and the guarantor or non-guarantor subsidiaries. There are transactions between the guarantor and non-guarantor subsidiaries that would normally give rise to intercompany receivables/payables, but these transactions are generally settled at each month end through non-cash closing entries and therefore no significant intercompany receivables/payables exist at any balance sheet date. In addition, there are intercompany receivables/payables between the separate guarantor subsidiaries, but as they are all consolidated and classified within the guarantor column no intercompany receivables/payables are presented.  Finally, there are no outstanding intercompany loans, whether current or long-term. Consequently, no additional disclosure is required.

Exhibits, page E-1

66.       We note your disclosure on pages 41 and 74 that in 2011, approximately 43% of your timber was supplied pursuant to a series of fiber supply agreements with Forest Capital, which were subsequently assumed by a group of purchasers. However, we were unable to locate these agreements in your Exhibits Index. Please file these and other material supply agreements or explain why the company has not considered them material agreements under Item 601 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Item 601(b)(10)(ii)(B) of Regulation S-K requires a registrant to file any contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts […] to purchase the major part of a registrant’s requirements of goods, services or raw materials […]”  The Company has not filed any of its fiber supply agreements because its business is not substantially dependent upon any particular contract or group of related contracts and does not purchase the major part of its raw materials pursuant to any particular contract or group of related contracts.

While wood fiber accounted for approximately 38% of materials, labor and other operating expenses, including from related parties, in the Company’s Wood Products segment, timber accounts for only 11% of the Company’s consolidated materials, labor and other operating expenses, including from related parties.  In 2011, approximately 40% of this amount was pursuant to contracts put in place in connection with the 2005 sale of the Company’s timberlands to Forest Capital Partners, LLC (“Forest Capital”) or pursuant to successor contracts.  However, as described in the expanded disclosure added on pages 41 and 77 of the Amendment, in July 2011, Forest Capital sold approximately 50,000 acres of the timberlands in Louisiana to Rayonier Louisiana Timberlands, LLC, a timber real estate investment trust (“Rayonier”). In July 2012, Forest Capital sold the remaining legacy timberlands in Louisiana, Washington, Oregon, Minnesota, and Idaho to a group of purchasers, whose investments in the timberlands are managed by Hancock Natural Resource Group, Inc. (“Hancock”).  In July 2012, Hancock resold approximately 110,000 acres of the Louisiana timberlands to a group of purchasers whose investments in the timberlands are managed by The Molpus Woodlands Group LLC (“Molpus”), which created further diversification of the Company’s sources of supply in that region. Hancock, Molpus and Rayonier are not affiliated with one another.

As a result of Forest Capital’s sale of the timberlands to various purchasers, the Company’s sources of timber are more diversified.  In Louisiana, for example, the Company expects approximately 24% of its 2013 fiber needs to be supplied by the assigned legacy timber supply contracts, with approximately 16% to be supplied from the lands managed by Hancock and the balance from Molpus and Rayonier.  In 2012, the Louisiana timber contracts with Forest Capital, Hancock, Molpus, and Rayonier represented less than 10% of the Company’s aggregate fiber purchases through November 2012.

The Company’s highest concentration of purchases from Hancock managed lands occurs in Northeast Oregon, where 36% of the region’s purchases are pursuant to the fiber supply contract and another 14% of the region’s fiber needs are electively purchased from the Hancock managed lands.  While 50% is significant for the individual operations in Northeast Oregon, the total volume of fiber purchased from Hancock in Northeast Oregon represents less than 10% of the Company’s aggregate fiber purchases and a small fraction of its total consolidated materials, labor and other operating expenses, including from related parties.

The Company has considered the materiality of each of these supply arrangements and the sources of alternative supply in each of the regions in which the Company has mills, including other third party suppliers, state and federal governments and timber dealers.  The Company has also considered the limited alternative sources of demand for the timber purchased from the suppliers in certain of the regions in which it has mills as a relevant factor in evaluating the likelihood that its current suppliers will continue to supply logs to it.  Although a change in supplier could have an impact on the Company’s operations, particularly in the short term, the Company does not believe that its consolidated operations are substantially dependent upon any particular contract (or group of related contracts).  Taking into account sufficient alternative sources of supply, alternative sources of demand in certain regions and the materiality of the volume of fiber supplied under each contract (or group of related contracts) in the context of the Company’s consolidated operations, the Company does not believe the agreements are “material contracts” within the meaning of Item 601 of Regulation S-K.

*   *   *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Dennis M. Myers, P.C.
Kirkland & Ellis LLP

Wayne Rancourt
Boise Cascade, L.L.C.

James J. Junewicz
Winston & Strawn LLP